Exhibit (a)(1)(B)

FROM:	Elias Antoun
SUBJECT:	Genesis Microchip Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units
DATE:	October 18, 2006

Today, we are happy to announce that we are offering you the opportunity to participate in a Stock Option/Restricted Stock Unit Exchange Program. Equity awards are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees and the employees of our subsidiaries are “underwater,” which means that the per share exercise price of a stock option is greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option/Restricted Stock Unit Exchange Program, which will allow you to exchange certain underwater stock options for restricted stock units. Restricted stock units are a type of award that is essentially a promise by us to issue common stock to you in the future, as described below, and is structured to help insure that employees receive appropriate incentive to continue to grow our business.

We know that the materials included with this letter describing the Stock Option/Restricted Stock Unit Exchange Program may seem voluminous, but it is very important that you read and try to understand and act on all of these materials. The various summaries in this letter and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”) are a good way to get started. In addition, below is a summary of some aspects of the Stock Option/Restricted Stock Unit Exchange Program that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

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A restricted stock unit is an equity grant valued in terms of our common stock, but shares of common stock are not issued at the time of the grant. Instead, after you satisfy any vesting requirements, such as continued service to Genesis or one of its subsidiaries, we will distribute to you the number of shares of common stock equal to the number of vested restricted stock units.

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You may only exchange outstanding options that were granted with an exercise price greater than or equal to $12.26 per share, were granted prior to December 1, 2005, and were granted under our 1997 Employee Stock Option Plan, 1997 Non-Employee Stock Option Plan, 2000 Nonstatutory Stock Option Plan, 2001 Nonstatutory Stock Option Plan, Paradise Electronics, Inc. 1997 Stock Option Plan and the Sage, Inc. Second Amended and Restated 1997 Stock Option Plan.

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The number of restricted stock units you will receive will depend on the exercise price of your exchanged options. Please refer to your E*trade account (http://us.etrade.com) which lists your outstanding option grants, the grant date of your options, the exercise price of your options and the number of outstanding shares subject to your outstanding options.

•	The restricted stock units will vest according to the following, subject to your continued service on each relevant vesting date:

o	None of the restricted stock units will be vested on the restricted stock unit grant date;

o	If your exchanged options were 100% vested on the date the offer ends, 100% of the restricted stock units will vest on November 20, 2008; and

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If your exchanged options were not fully vested on the date the offer ends, 50% of the restricted stock units will vest on November 20, 2008, and 50% of the restricted stock units will vest on November 20, 2009, such that all restricted stock units granted in connection with the offer will be vested no later than November 20, 2009.

•	If you terminate your employment before any of your restricted stock units vest, you will forfeit the award.

We expect that the offer will end (and the restricted stock unit grant date) will be November 16, 2007.

The Stock Option/Restricted Stock Unit Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which are available in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option/Restricted Stock Unit Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery before 5:00 p.m., Pacific Time, on November 16, 2007 to your local Human Resources representative:

Santa Clara
Catherine Murio
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, California 95054
Fax: (408) 986-9654
E-mail: catherine.murio@gnss.com

Canada
Rene Goldman
165 Commerce Valley Drive, West
Thornhill, Ontario, Canada L3T 7V8
Fax: (905) 763-4286
E-mail: rene.goldman@gnss.com

India
Srinath Ramdas
George Thangiah Complex
80 Feet Road
Jeevanbhimanagar, Bangalore 560 075 India
Fax: +91-80-2525-3848
E-mail: srinath.ramdas@gnss.com

Japan
Akiko Namoto
1-19-12 Isoda Building, 5F
Osaki, Shinagawa-ku, Tokyo, 141-0032 Japan
Fax: 81-1-5745-0816
E-mail: akiko.namoto@gnss.com

Korea
SK Kim
11F, Tae-Seok B/D, 275-5
Yangjae-Dong, Seocho-Ku, Seoul 137-130 Korea
Fax: 82-2-575-3980
E-mail: sk.kim@gnss.com

Taiwan
Kate Chiu
5F, No. 100, Rueiguang Road
Neihu, Taipei 114, Taiwan R.O.C.
Fax: 886-2-27910118
E-mail: kate.chiu@gnss.com

If your local Human Resources representative has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the offer documents.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to your local Human Resources representative.